Clifton Star Resources Inc.:

Management Nominees Re-Elected at Annual General Meeting

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 12/31/09) - Clifton Star Resources Inc. ("Clifton Star" or the "Company") (TSX-V:CFO - News)(Frankfurt:C3T - News) is pleased to announce the re-election of all management nominees at the Company's Annual and Special General Meeting held in Vancouver on December 30, 2009 ("Meeting") and wishes to thank the Company's shareholders for the overwhelming support.  Clifton Star is also pleased to announce that all proposed items on the agenda were ratified at the Meeting.

In the months ahead, the Company looks forward to working with Osisko Mining Corporation on the joint venture on the Duparquet Gold Project.  With due consideration given to Mineralfields large share position, management will entertain the election of a suitable and qualified candidate recommended by Mineralfields for a board seat.

On behalf of the Board,

Harry Miller, President

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "looks forward to", "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include availability of suitable and qualified candidates, market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Best wishes to all shareholders in the New Year.

Neither the TSX-Venture Exchange nor its regulatory provider (as the term is defined in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of this release

Contact:

Clifton Star Resources, Inc.

Harry Miller

President

425-453-0355

hmiller@cliftonstarresources.com

www.cliftonstarresources.com